02044969

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 000-22278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Richmond County Savings 401(k) Savings Plan in RSI Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc. (Formerly Queens County Bancorp, Inc.)
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

Item 1-3. The Richmond County Savings 401(k) Savings Plan in RSI Retirement Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

Accountant's Consent to be filed by amendment

Plan Financial Statements to be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002

Richmond County Savings 401(k) Savings Plan in RSI Retirement Trust

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator